Exhibit 3.2
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PARKER DRILLING COMPANY

The Corporation organized and existing under and by virtue of the General Corporatio Law of the State of Delaware does hereby certify:

1.	The name of the Corporation is Parker Drilling Company.

2.
Article IV of the Amended and Restated Certificate of Incorporation of the Corporation (hereinafter called the “Certificate of Incorporation”) is hereby amended by deleting Section 4.5 in its entirety and replacing it with the following:

“Section 4.5 Forward Stock Split. Without regard to any other provision of this certificate of incorporation, each one (1) share of Common Stock of the Corporation, either issued and outstanding or held by the Corporation as treasury stock (and including each fractional share in excess of one (1) share held by any stockholder and each fractional interest in excess of one (1) share held by the Corporation or its agent pending disposition on behalf of those entitled thereto), immediately prior to the time this amendment becomes effective shall be and is automatically reclassified and changed (without any further act) into fifty (50) fully paid and nonassessable shares of Common Stock of the Corporation (or, with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may be applicable based upon such 50-for-1 ratio) without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued.”

3.	This amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 19th day of March, 2020.

PARKER DRILLING COMPANY

By:	/s/ Jennifer Simons
Name:	Jennifer Simons
Title:	Vice President, General Counsel & Secretary